

December 3, 2012

<u>Via E-mail</u>
Benjamin Miller
Fundrise Manager 906 H Street NE, LLC
7400 Beaufront Springs Drive
Suite 300
North Chesterfield, VA 23225

> **Re:** **Fundrise 906 H Street NE, LLC**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed October 25, 2012**
> **File No. 024-10325**

Dear Mr. Miller:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.	We have reviewed your response to comment 14, and note that the referenced acknowledgement letter is not included in your filing, and we reissue the original comment. We note you have included a review report from your independent accountant. In light of this, please revise to include an acknowledgement letter regarding the report.

<u>Part II</u>

<u>Statement of Revenue and Expenses, page 5</u>

2.	Please provide a statement accompanying the income statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. For reference, see Part F/S of Form 1-A.

Description of the Company's Business, page 15

3.   We note your response to comment 3 in our letter dated August 14, 2012 and the revised disclosure. We further note that you have calculated a $15,000 expense that you anticipate to incur in connection with your Asbestos Operations and Maintenance Program. Please revise to more specifically breakdown and describe the $1,000,000 of development costs associated with the project, including whether $15,000 relating to the Asbestos Operations and Maintenance Program is included in the $1,000,000.

4.   In order to assist an investor in understanding how the Debt Service Coverage Ratio is derived, please supplement your disclosure to explain how you calculate "net profit" per the terms of your promissory note.

The Manager, page 18

5.   We note that your executives have evaluated other properties in connection with acquisitions consistent with your business model. Please update your disclosure in this section to discuss the current stage of development for the completed acquisitions. For instance, explain whether the property is undergoing renovations and the anticipated completion date for such work.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Eric McPhee at (202) 551-3693 or Jessica Barberich, Assistant Chief Accountant at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel